Carlos Ramirez +1 858 550 6157 cramirez@cooley.com	By EDGAR

December 13, 2024

Julie Sherman

Jeanne Baker

Juan Grana

Lauren Nguyen

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beta Bionics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted November 22, 2024 CIK No. 0001674632

Dear Ms. Sherman, Ms. Baker, Mr. Grana and Ms. Nguyen:

On behalf of our client, Beta Bionics, Inc. (the “Company”) we submit this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 6, 2024 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on November 22, 2024. Concurrently with the submission of this response letter, the Company is submitting an Amendment No. 3 to Draft Registration Statement on Form S-1 (the “DRS Amendment No. 3”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the DRS Amendment No. 3.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the DRS Amendment No. 3. Capitalized terms used in this response letter but not otherwise defined herein have the meanings set forth in the DRS Amendment No. 3.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted November 22, 2024

Prospectus Summary

Commercial Opportunity and Strategy, page 3

1.

We note your response to comment 3, including your disclosure that you estimate “that the current dollar value of the insulin pump market for people with T1D in the United States is approximately $2 billion” and that the “U.S. patient population would be valued at approximately $4 billion, assuming current users of MDI fully converted to pumps instead, and at current pump pricing levels.” Please revise or provide an analysis explaining the reasonableness of the assumption that all current users of MDI will be fully converted to pumps in your $4 Billion Total Addressable Market

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

December 13, 2024

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estimate. You state that “In the past, people with T1D have shown willingness to quickly adopt new technologies when the value proposition was far superior to previously available options” and that “CGMs have been adopted by an estimated 70% of people with T1D in the United States.” In your discussion, further describe your bases for this assumption in light of various factors, including your current competitive position and the current adoption rates.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 4 and 151 of DRS Amendment No. 3.

Risk Factors

We are subject to a post-market surveillance order issued by the FDA for our iLet. If the FDA determines that our iLet does not perform..., page 36

2.	We note your response to comment 6. Please revise your summary to discuss the post-market surveillance order.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 8 and 11 of DRS Amendment No. 3.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, and rules..., page 61

3.

We note your response to comment 7. Please revise to discuss whether you have any processes in place to safeguard sensitive information that might be used in connection with your algorithms, including in the future, to train potential AI/ML models.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 63 of DRS Amendment No. 3.

Development and Commercial Agreement, page 178

4.

Please disclose here whether each of the development and commercialization terms under the related agreement is exclusive to each party. We note disclosure on page 47 that your development agreement with DexCom provides you with non-exclusive licenses to integrate the currently available generation of DexCom’s iCGM technology with the iLet.

Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 107,108, 178 and 179 of DRS Amendment No. 3. Furthermore, the Company has made corresponding revisions to its redactions in Exhibit 10.17.

*   *    *

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s Comment Letter.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

December 13, 2024

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Sincerely,

/s/ Carlos Ramirez
Carlos Ramirez

cc:	Sean Saint, Chief Executive Officer, Beta Bionics, Inc.

Stephen Feider, Chief Financial Officer, Beta Bionics, Inc.

Charles S. Kim, Cooley LLP

Mark Weeks, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Ross McAloon, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com